Capital Emerging Markets Total Opportunities Fund
6455 Irvine Center Drive
 Irvine, CA 92618

November 1, 2011

Mr. John Grzeskiewicz, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Capital Emerging Markets Total Opportunities Fund (the “Fund”)
File Nos. 333-176635 and 811-22605

Dear Mr. Grzeskiewicz:

In response to your comment letter dated September 30, 2011 to the Fund’s initial Registration Statement on Form N-1A, we hereby file Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 to the Registration Statement under the Investment Company Act of 1940 (the “Amendment”) pursuant to Rule 472 of the 1933 Act.  We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below.  The Amendment reflects additional information that was not contained in the initial Registration Statement.

Prospectus
Summary Prospectus

Investment Objective

1.   Comment:  Delete the second sentence referring to the investment objective being able to be changed without shareholder approval. This statement should appear with the disclosure required by Item 9 of Form N-1A (Investment objectives, strategies and risks). The Item 9 disclosure should also state how much notice shareholders would receive prior to any change in the investment objective.

Response:  The language has been deleted and included in the “investment objective, strategies and risks” section of the prospectus.  We have added language that the Fund’s investment objective may be changed upon 60 days’ written notice to shareholders

Fees and expenses of the Fund

2.   Comment:  Shareholder Fees – The captions here may be omitted since the Fund does not charge the fees and expenses covered by the captions. See Instruction 1(c) to Item 3 of Form N-1A.

Response:  Although these captions may be omitted we plan to include them so that it is clear to investors that these fees are not charged by the Fund.

3.   Comment:  Annual fund operating expenses – Delete the reference to footnote 1 after “Total annual fund operating expenses” but keep it for “Other expenses.” Only “other expenses” needs to have the footnote about their being based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

Response:  The prospectus has been updated to address this comment.

Principal Investment Strategies

4.   Comment:  The prospectus should define “emerging market” and “emerging market countries.” Please explain what is meant by an issuer being “from” emerging market countries. Does this mean an issuer domiciled, incorporated, or headquartered in emerging market countries?  Further, please clarify the asset, revenue, or profit tests referenced in the prospectus.

Response:  Language has been added to the prospectus to address this comment.

5.   Comment:  Please further clarify the extent to which the Fund will invest in common stocks and in bonds. Specify the “other equity type securities” in which the Fund may also invest. In addition, please disclose the maturity and quality parameters for investment in bonds.

Response:  Language has been added to the prospectus to address this comment.

6.   Comment:  Please disclose who divides the portfolio into segments, how these segments are selected and categorized, and how the portfolio manager is chosen for each segment.

Response:  We have updated the prospectus to address this comment.  Under the multiple portfolio manager system each manager is allocated a portion of the Fund’s assets.  Each manager is free to invest in any type of investment in any region which he deems appropriate, subject to the Fund’s objective and strategies.  The mandate manager and the equity investment management group of the Fund’s investment adviser determine the portfolio managers for the Fund and oversee the allocation of assets among the Fund’s managers.

7.   Comment:  The absence of any mention, in the summary prospectus, of derivatives implies that derivatives are not going to be used to any material extent by the Fund. If this is not the case, please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response:  We confirm that derivatives will not be used to a material extent by the Fund.

8.   Comment:  Amplify the disclosure to explain how the Fund intends to achieve its investment objective of preserving capital and lowering volatility of returns while investing in emerging markets.

Response:  Language has been added to the prospectus to address this comment.

Principal Risks

9.   Comment:  Disclose the extent to which the Fund may invest in lower rated bonds. Amplify the disclosure in “Principal Investment Strategies” to describe the criteria (i.e., credit ratings and maturities) used by the Fund in selecting bonds. Specify the lowest rating a bond can have and still be selected for inclusion in the Fund’s investment portfolio.

Response:  Language has been added to the prospectus to address this comment.

10.   Comment:  Include a statement that “junk bonds” are considered “speculative”.

Response:  Language has been added to the prospectus to address this comment.

11.   Comment:  Unless the Fund will be sold through a bank or other insured depository institution, please explain why the statement that an investment in the Fund is not a bank deposit and not insured or guaranteed by the FDIC is a principal risk. See Item 4(b)(1)(iii) of Form N-1A.

Response:  The Fund will not be sold through a bank or other insured depository institution.  Accordingly, this language has been removed from the prospectus.

Purchase and sale of fund shares

12.  Comment:   State that fund shares are redeemable and briefly identify subsequent investment requirements and the procedures for redeeming shares. See Item 6(b) of Form N-1A.

Response:  Language has been added to the prospectus to address this comment.

Tax Information

13.  Comment:   Add disclosure that distributions by the Fund may be taxed as ordinary income as well as capital gains. See Item 7 of Form N-1A.

Response:  Language has been added to the prospectus to address this comment.

Financial Intermediary Compensation

14.  Comment:   Please include the information required by Item 8 of Form N-1A.

Response:  Neither the Fund nor its any of its related companies pay financial intermediaries for the sale of Fund shares or related services.  Accordingly, the disclosure required by Item 8 of Form N-1A has been omitted from the prospectus.

Statutory Prospectus

Investment objectives, strategies, and risks

15.  Comment:   The final sentence of the third paragraph of this section states: “Investors in the fund should have a long-term perspective and be able to tolerate potentially sharp declines in value”. This seems to contradict and undermine the Fund’s investment objective. This statement should be amplified to explain how it can be reconciled with the investment objective.

Response:  Language has been added to the prospectus to address this comment.

16.  Comment:   The seventh and twenty first paragraphs discuss derivatives. See preceding Comment 7.

Response:  See our response to your seventh comment.

17.  Comment:   In the discussion in the eighth paragraph concerning temporary defensive investments, state that the effect of taking a temporary defensive position is that the Fund may not achieve its investment objective. See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response:  Language has been added to the prospectus to address this comment.

18.  Comment:   It is not clear from this section what the Fund’s strategy is that would enable it to reduce volatility and preserve capital while at the same time investing in emerging markets. Revise the disclosure to explain and clarify the Fund’s strategy as it relates to the Fund’s investment objective.

Response:  Language has been added to the prospectus to address this comment.

Prior investment results of Capital Guardian Emerging Markets Total Opportunity Fund

19.  Comment:   Revise the caption/heading for this section and for the accompanying table to make it clear that the performance information relates to the predecessor entity by either referring to it simply as the “Predecessor Fund” or by adding “Predecessor Fund” as a parenthesis to the entity’s name.

Response:  We have updated the heading and table to address this comment.

20.   Comment:   Disclose the tax status and the regulatory classification (i.e., private equity fund, offshore fund, hedge fund, common trust fund, etc.) of the Predecessor Fund.

Response:  Language has been added to the prospectus to address this comment.

21.   Comment:   (a) The disclosure should include a statement that the Predecessor Fund is the only fund or account managed by the investment adviser and its affiliates that is substantially similar to the Fund. (b) Please confirm to the staff that the performance is net of all actual expenses, including any sales load. (c) If the standardized SEC method is not used to calculate the prior performance, the prospectus should disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response:  The Predecessor Fund is not the only fund or account managed by the investment adviser that is substantially similar to the fund.  We are including the results of the Predecessor Fund pursuant to the MassMutual Institutional Funds no action letter (pub. Avail. Sep. 28, 1995).  The Fund will acquire all of the assets and liabilities of the Predecessor Fund upon commencement of its operations.  Both the board of trustees of the Fund and the trustee of the Predecessor Fund approved the transaction.

We have added the composite returns of Capital Guardian Trust Company’s Emerging Market Total Opportunities strategy to the prospectus. We are including this information pursuant to the Nicolas-Applegate Mutual Funds no-action letter (pub. Avail. Aug. 6, 1996).  These results include the results of all accounts managed by the investment adviser and its affiliates that are substantially similar to the Fund.

We confirm that performance of the Predecessor Fund is net of all actual expenses, including any sales load. The performance of the composite returns is net of management fees. The performance of the Predecessor Fund and the composite returns were calculated in accordance with Global Investment Performance Standards (“GIPS”). Language has been added to the prospectus noting this fact and that GIPS differs from the SEC’s method for calculating performance.

22.  Comment:   In your written response to these comments, please describe how the Fund’s use of the Predecessor Fund’s performance complies with the criteria and conditions set forth in Nicolas-Applegate Mutual Funds (pub. Avail. Aug. 6, 1996). If this is not the no-action letter upon which you are relying, please indentify the no-action letter or precedent that you believe applies and explain how the conditions and criteria of that precedent are satisfied.

Response: As noted above, we are including the results of the Predecessor Fund pursuant to the MassMutual Institutional Funds no action letter. We believe the criteria set forth in MassMutual Institutional Funds are satisfied because:

•	the Fund is managed in a manner that is in all material respects equivalent to the management of the Predecessor Fund; and
•	the Fund was created for purposes entirely unrelated to the establishment of a performance record.

MassMutual Institutional Funds permitted the funds requesting no action relief to adjust the performance of separately managed accounts with similar objectives and strategies to reflect the fees and expenses of the funds. We are not proposing to adjust the performance of the Predecessor Fund to reflect the fees and expenses of the Fund. The total expenses of the Fund are lower than those of Predecessor Fund.  Accordingly, if we were to adjust the performance of the Predecessor Fund based on the Fund’s fees and expenses, the results shown in the prospectus would be higher.

We believe the composite returns comply with the criteria set forth in Nicolas-Applegate Mutual Funds because:

•	the composite results include all accounts with investment objectives, policies and strategies substantially similar to those used in managing the Fund;
•	the information is not presented in a misleading manner and does not obscure or impede the understanding of information required in the prospectus;
•	Capital Guardian’s private account performance will be given no greater prominence than the Fund’s performance (when such performance is disclosed); and
•	the prospectus includes the applicable disclosures noted in the Nicolas-Applegate Mutual Funds no-action letter.

Please note that the composite results do not include the Predecessor Fund because, unlike the other accounts in the composite, the Predecessor Fund is not eligible to invest in 144A securities. The Predecessor Fund is included in a separate composite.

23.  Comment:   If the Fund intends to use this performance in advertisements or supplemental sales literature, please cite your authority for doing so in your written response.

Response: The Fund does not plan to use the performance of the Predecessor Fund or the composite results in advertisements or supplemental sales literature.

Frequent trading of fund shares

24.  Comment:   Item 11(e)(4) of Form N-1A requires a statement whether or not the Fund’s board has adopted policies and procedures with respect to frequent trading and requires such policies and procedures to be described with specificity. Please add this disclosure.

Response:  Language has been added to the prospectus to address this comment.
Back cover page of prospectus

25.  Comment:   Provide the information required by Item 1(b) of Form N-1A.

Response:  The prospectus has been updated to include this information.

26.  Comment:   Please do not forget to add the Fund’s Investment Company Act file number (811-22605) to the bottom of the back cover page as required by Item 1(b)(4) of Form N-1A.

Response:  The Fund’s investment company act file number has been added to the back cover page of the prospectus.

Statement of Additional Information

Description of certain securities and investment techniques

Restricted or illiquid securities

27.   Comment:   Include an operating policy that the Fund will not purchase illiquid securities if, as a result of such purchase, more than 15 percent of its net assets would consist of illiquid investments.

Response:  Language has been added to the statement of additional information to address this comment under the heading of “Certain investment limitations and guidelines.”

Management of the Fund

28.  Comment:   The trustees and officers of the Fund, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

Response:  This information has been added to the statement of additional information.

General

29.   Comment:  We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:  As mentioned above, the Amendment contains additional information that was not included in the initial Registration Statement.  We note your comment and understand that you may have additional comments.

30.   Comment:  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  We do not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Finally, as requested, the Fund acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments. We hope to have the Fund’s Registration Statement declared effective by November 4, 2011.  As such, we would greatly appreciate your comments to the Amendment as soon as possible.  We look forward to your response to this letter and the Amendment.

If you have any questions please do not hesitate to contact me at (213) 615-0404.

Sincerely,
/s/ Timothy W. McHale
Timothy W. McHale
Counsel